                                                Filed by IMS Health Incorporated
                                Pursuant to Rule 425 under the Securities Act of
                            1933 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: IMS Health Incorporated
                                                   Commission File No. 001-14049

THE FOLLOWING IS MATERIAL DISTRIBUTED BY IMS HEALTH INCORPORATED TO ITS EMPLOYEES RELATING TO CUSTOMER CONCERNS:

CUSTOMER LETTER

LOCAL OFFICES TO SEND IN LOCAL LANGUAGE TO LOCAL PHARMACEUTICAL SUBSIDIARIES GILLES PAJOT TO SEND TO EUROPEAN REGIONAL HEADQUARTERS TO BE SENT DURING THE NEXT FEW DAYS

Dear

I take great pleasure in sharing some exciting news with you about our company Today it was announced that The TriZetto Group, a Web-based, healthcare technology company, entered into a definitive agreement to merge with IMS HEALTH.

This union combines TriZetto's Internet-based healthcare information technology with IMS HEALTH's global expertise in delivering pharmaceutical information insights, to create the global leader in Business-to-Business ehealthcare. The transaction is expected to complete by the third quarter of 2000.

Together we will build the first global Internet healthcare portal, to offer unmatched healthcare content, integration and connectivity.

For you as our customer this will open a whole new world of opportunity as we web-enable the services we have traditionally offered and add new services based on new communities and new content. These will yield unique and highly valuable insights for you as our customers worldwide.

Over the coming weeks, we will keep you informed about the exciting new developments as the two companies merge. We know that this union will increase the value of our services to you and ensure we stay ahead of the dynamics in healthcare and e-Business.

If you have any questions, please do not hesitate to contact your account executive.

With kind regards

Yours sincerely,

PLEASE INSERT NAME AND JOB TITLE AS APPROPRIATE

                   THE TRIZETTO/IMS HEALTH MERGER ANNOUNCEMENT
                      POSSIBLE CUSTOMER QUESTIONS & ANSWERS

WHO IS THE TRIZETTO GROUP?

TriZetto, with headquarters in Newport Beach, California, is a highly thought of applications-service provider and a provider of healthcare business portals. Its HealthWeb portal is a business-to-business portal for healthcare administrators. It had annual revenue of US Dollar 33 million last year.

WHY ARE IMS HEALTH AND TRIZETTO MERGING?

The combination of IMS HEALTH, the leading provider of information solutions to the pharmaceutical and healthcare industries, and TriZetto, a leading application services provider (ASP) that provides access to a broad, customizable portfolio of leading business and Internet-enabled applications, creates the global leader in eHealthcare. We become the first company to address the broadest possible market opportunities across the universe of healthcare administrative pharmaceutical and medical information.

WHAT ARE THE ADVANTAGES OF THIS COMBINATION?

The merger recognizes the transforming nature of the Internet on the healthcare industry. It unites the expertise of IMS HEALTH in global pharmaceutical information and TriZetto in Internet-based healthcare information technology and healthcare business portals. The merger accelerates both organizations' strategies to use technology to link healthcare stakeholders in a virtual community -- providers, payors, pharmaceutical companies and others. TriZetto's HealthWebSM, a business-to-business healthcare Internet portal, will offer secure information exchange and worldwide e-commerce transactions. The result: an instant Internet infrastructure for an expanded portfolio of Web-enabled information products, unmatched healthcare content and global connectivity.

HOW WILL THIS IMPACT YOUR SERVICES?

IMS HEALTH is transformed more rapidly into an Internet business with rapid technology transformation and new opportunities, including immediate development of new Web-based products and access to new data.

A KEY ASPECT OF THIS MERGER IS THE CREATION OF A GLOBAL INTERNET HEALTHCARE PORTAL. WHAT DOES THAT MEAN?

Leveraging the power of the Internet, the global healthcare portal will link providers, payors, pharmaceutical manufacturers and other healthcare stakeholders to a virtual world of content, communications, communities and commerce. The portal will be localized and country-specific, with appropriate language, content, alliances and connectivity. For healthcare professionals, it can simplify healthcare practices by integrating multiple administrative, communications and research functions into a single, easy-to-use Web-based solution. For you our pharmaceutical customers, it will facilitate direct-to-consumer marketing programs, and offer access to a host of information products and health management services. These include market research, sales management, promotional effectiveness, drug compliance, disease management and outcomes measurement.

WHAT ARE THE DETAILS OF THE TRANSACTION?

Upon completion of the merger, the new company plans to issue three securities to all investors. First, IMS HEALTH trading on the New York Stock Exchange (RX) -- representing the core IMS pharmaceutical market research and sales management businesses -- will be issued as a tracking stock. Second, Erisco will become part of TriZetto -- the high-growth application services provider (ASP) and Internet portal business, which will be trading on Nasdaq (TZIX). Third, a new security, Strategic Technologies, will be structured as a tax-free spin-off. Accordingly, current shareholders of both IMS HEALTH and TriZetto will ultimately own three securities: IMS HEALTH, TriZetto, and Strategic Technologies.

I UNDERSTAND THAT IMS HEALTH STRATEGIC TECHNOLOGIES IS BEING SPUN OFF. WHY ARE YOU DOING THIS?

IMS HEALTH Strategic Technologies is a successful business with great prospects for future growth. Allowing it to become independent will give it the flexibility to develop its own unique strategies and to become a more nimble competitor. Following the merger, all shareholders will receive the dividend of the Strategic Technologies spin as a new, publicly traded security.

WHAT WILL HAPPEN WITH IMS HEALTH'S I-SQUARED PROJECT?

This merger will accelerate the development of i-squared. We are committed to giving you faster access to more data and more mission-critical analysis. i-squared will become your industry portal within the HealthWeb portal, where it will be expanded and enhanced. The integration team will address how this will be achieved in the coming months.

WHAT ARE THE BENEFITS OF THE MERGER?

This merger accelerates the transformation of virtually all of IMS HEALTH's products and services into Web-enabled applications. It also broadens our focus from the pharmaceutical industry to the e-healthcare business-to-business (B2B) marketplace. Creating the first worldwide B2B e-healthcare information company, we will launch an expanded portfolio of information products.

WHAT HAPPENS NOW?

We expect the merger to close in the third quarter. In the meantime, integration teams made up of employees from both companies will begin work immediately to determine the structure of the new organization and to develop new Web-enabled products and services later this year. The teams will be formed quickly to begin work on specific integration tasks, and regular updates will be provided via e-mail and employee publications.

WHO WILL LEAD THE NEW COMPANY?

The executive management team will include Bob Weissman, chairman; Vickie Fash, chief executive officer; and Jeff Margolis, vice chairman and president. The Board of Directors will have nine members: Bob, Vickie and Jeff, and six independent directors, three designated by each company.

WILL THERE BE A REORGANIZATION WITHIN THE TWO NEW

COMPANIES?

The merger will result in a combined organization, management and reporting structure. Naturally, this will mean some changes from current structures, your Key Account Managers will keep you informed.

WHAT IS A "TRACKING STOCK"?

A Tracking Stock is a class of shares of the parent company that is linked to the performance of a particular business. Tracking stocks unlock the market value of a new business, much as a spin-off would, with a single board of directors controlling both businesses.

CUSTOMER BENEFIT DISCUSSION POINTS

o Combination of i-squared and HealthWeb will create the most integrated global healthcare portal.

o    More efficient backbone enabling accelerated rollout of portal strategy

o Merger of healthcare portal with our pharmaceutical industry portal provides customer with value added information.

o    Will web-enable IMS HEALTH faster

o The linking of other critical players such as healthcare providers, payors and the pharmaceutical industry will result in improved existing services as well as the development of new services.

o    Improved marketing effectiveness

o    Improved efficiency

o    Faster and smarter information insights

o    Global integrated business critical information

o    Empowerment of customers

o    Enabling our customers to grow

FEEDBACK FORM: PLEASE MAIL TO ABURBACH@UK.IMSHEALTH.COM
BY CLOSE OF BUSINESS ON THURSDAY, MARCH 30, 2000

COUNTRY:



PARTICIPANTS IN DISCUSSION: (DETERMINE CUSTOMER OR EMPLOYEE)




BRIEF DESCRIPTION OF DISCUSSION:




CONCERNS RAISED BY PARTICIPANTS:









SPECIFIC QUESTIONS ASKED:




FOLLOW-UP REQUIRED:




REQUIRED FOLLOW-UP BY WHEN AND BY WHOM:

COMMUNICATIONS CONTACTS

--------------------------------------------------------------------------------

o    INVESTOR ENQUIRIES:

          Jack Walsh                               203-222-4250  (tel)
          VP, Investor Relations                   203-222-4326  (fax)
          IMS HEALTH                               jwalsh@imshealth.com

          Ethan Denkensohn                         212-213-0006  (tel)
          Investor Relations                       212-213-4447  (fax)
          TriZetto                                 edenkensohn@ny.burnsmc.com

--------------------------------------------------------------------------------

o    MEDIA ENQUIRIES: ALL MEDIA ENQUIRIES / ALSO LOCAL ENQUIRIES

          Michael Gury                             203-222-4230  (tel)
          VP, Global Communications                203-222-4276  (fax)
          IMS HEALTH                               mgury@uk.imshealth.com

          Jodi Amendola                            480-657-9966  (tel)
          (Title to come)                          480-657-9988  (fax)
          TriZetto                                 jamendola@cpronline.com

--------------------------------------------------------------------------------

o    CUSTOMER ENQUIRIES:

     Local: to be addressed to local Key Account Managers
     Global: to be addressed to global Key Account Managers

--------------------------------------------------------------------------------

o    EMPLOYEE ENQUIRIES:

     All enquiries to be addressed to local Country Managers

--------------------------------------------------------------------------------

ALL FURTHER QUESTIONS THAT YOU ARE UNSURE OF HANDLING PLEASE ADDRESS TO:

GILLES PAJOT:   +44 171 393 5421    gpajot@uk.imshealth.com
PER TROEIN:     +44 171 393 5797    ptroein@uk.imshealth.com

--------------------------------------------------------------------------------

GLOSSARY OF TERMS

TRACKING STOCK      A Tracking Stock is a class of shares of the parent company that is linked to the performance of a particular business.
                    Tracking stocks unlock the market value of a new business, much as a spin-off would, with a single board of directors controlling both businesses.

CONNECTIVITY        Standard electronic format, instantly available

ASP An Application Service Provider (ASP) hosts software applications for organisations. These applications can include e-commerce, accounting, sales force automation and knowledge management packages. This is a new type of outsourcing not only hardware and software, but applications.

                    Organisations implementing web based applications face technology issues such as expensive hardware, applications with a high degree of customisation, and a shortage of qualified technical people. In an increasingly competitive world, small, medium and sometimes, large organisations need information technology tools, but lack the resources to build and maintain them.

                    ASPs can bridge the gap for such organisations. They can provide the required information technology at a reasonable cost through their ability to specialise in and rapidly deploy these centrally hosted applications.

B2B                 Business to Business

B2C                 Business to Consumer

PORTAL A portal is similar to a website, but offers much more than a traditional website. The main difference between the two is the level of interactivity. Websites tend to be static, often just text-based pages, whereas a portal has two-way communication functions, context-sensitive help, search parameters, fully categorised content and can be personalised.

E-COMMERCE          e-commerce is the process of buying and selling over the
                    internet. One impact of this is the complete transparency of the offering and price structure.

E-BUSINESS          e-business differs from e-commerce as it embraces all the
                    facets of a real business, such as customer service, after-sales support, and customer intimacy. Essentially, e-business is the next step on from e-commerce.

NASDAQ              US technology stock market

EBIDTA              Earnings before Interest, Depreciation, Tax, Amortization

THIS RELEASE MAY CONTAIN FORWARD-LOOKING INFORMATION (STATEMENTS THAT ARE NOT HISTORICAL FACTS AND RELATE TO FUTURE PERFORMANCE) THAT INVOLVES RISKS AND UNCERTAINTIES. THE FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS MAY INCLUDE STATEMENTS ABOUT FUTURE NET REVENUES, PROFITS, AND FINANCIAL RESULTS, THE MARKET FOR TRIZETTO'S SERVICES, FUTURE SERVICE OFFERINGS, CLIENT AND PARTNER RELATIONSHIPS, AND TRIZETTO'S OPERATIONAL CAPABILITIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE STATED IN ANY FORWARD-LOOKING STATEMENTS BASED ON A NUMBER OF FACTORS, INCLUDING THE EFFECTIVENESS OF TRIZETTO'S IMPLEMENTATION OF ITS BUSINESS PLAN, THE MARKET'S ACCEPTANCE OF TRIZETTO'S SERVICES, RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH, RELIANCE ON THIRD PARTIES TO SUPPLY KEY COMPONENTS OF TRIZETTO'S SERVICES, ATTRACTION AND RETENTION OF EMPLOYEES, VARIABILITY OF QUARTERLY OPERATING RESULTS, INCLUDING THE EFFECTS OF THE CLIENT PURCHASING PATTERNS DUE TO YEAR 2000 ISSUES, COMPETITIVE FACTORS, RISKS ASSOCIATED WITH ACQUISITIONS, CHANGES IN DEMAND FOR THIRD PARTY PRODUCTS OR SOLUTIONS, WHICH FORM THE BASIS OF TRIZETTO'S SERVICE OFFERINGS, AND RISKS ASSOCIATED WITH RAPIDLY CHANGING TECHNOLOGY, AS WELL AS THE RISKS IDENTIFIED IN TRIZETTO'S SEC FILINGS, INCLUDING INFORMATION UNDER THE HEADING OF RISK FACTORS IN ITS FORM S-1 FILED IN OCTOBER 1999.

THIS RELEASE INCLUDES STATEMENTS WHICH MAY CONSTITUTE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALTHOUGH IMS HEALTH BELIEVES THE EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE CORRECT. THIS INFORMATION MAY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OF IMS HEALTH TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO (i) THE RISKS ASSOCIATED WITH OPERATING ON A GLOBAL BASIS, INCLUDING FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES RELATIVE TO THE U.S. DOLLAR, AND THE ABILITY TO SUCCESSFULLY HEDGE SUCH RISKS, (ii) TO THE EXTENT IMS HEALTH SEEKS GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES, THE ABILITY TO IDENTIFY, CONSUMMATE AND INTEGRATE ACQUISITIONS AND VENTURES ON SATISFACTORY TERMS, (iii) THE ABILITY TO DEVELOP NEW OR ADVANCED TECHNOLOGIES AND SYSTEMS FOR ITS BUSINESSES ON TIME AND ON A COST-EFFECTIVE BASIS, (iv) REGULATORY, LEGISLATIVE AND ENFORCEMENT INITIATIVES, PARTICULARLY IN THE AREAS OF MEDICAL PRIVACY AND TAX, AND (v) DETERIORATION IN ECONOMIC CONDITIONS, PARTICULARLY IN THE PHARMACEUTICAL, HEALTHCARE OR OTHER INDUSTRIES IN WHICH IMS HEALTH'S CUSTOMERS OPERATE. ADDITIONAL INFORMATION ON FACTORS THAT MAY AFFECT THE BUSINESS AND FINANCIAL RESULTS OF THE COMPANY CAN BE FOUND IN FILINGS OF THE COMPANY MADE FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMS Health Incorporated ("IMS") and The TriZetto Group, Inc. ("TriZetto") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC") in connection with the Merger, and IMS and TriZetto expect to mail a Joint Proxy Statement/Prospectus to stockholders of IMS and TriZetto containing information about the Merger. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about IMS, TriZetto, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention:
Investor Relations, telephone: 203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA 92660, attention: Investor Relations, telephone: (949) 219-2200. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, IMS and TriZetto file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by IMS or TriZetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IMS's and TriZetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

         IMS, its directors, executive officers and certain other members of management and employees may be soliciting proxies from IMS stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

THE FOLLOWING IS A SLIDE SHOW PRESENTATION GIVEN BY IMS HEALTH INCORPORATED AT ITS EUROPEAN EMPLOYEE BRIEFING ON MARCH 29, 2000:

Slide 1

IMS HEALTH

Employee Briefing

March 29, 2000

Slide 2

Announcing

The Global Leader in Healthcare

     A merger of

IMS Health    [Logo]     [Logo]    TriZetto

Slide 3

     IMS HEALTH to Merge with

          TriZetto Group

    Today, March 29, IMS Health

   signed a definitive agreement

   to merge with TriZetto Group
    This transaction, which is

   subject to regulatory and
   shareholder approval, is
   expected to close by end Q3 2000

Slide 4

First
Online/Offline
Healthcare

[              ]


Slide 5

Equals

[              ]

Slide 6

Transaction strategic rationale

Global Leader in B2B eHealthcare

Growth Acceleration

Substantial Internet Business Model

Market Opportunity Expansion

Leverages Technology & Distribution

Slide 7

     IMS Health/TriZetto Group
     A Merger of Two Strong Partners

IMS Health brings:

o    global pharmaceutical information franchise
o    global reach

TriZetto brings:

o    Healthcare IT (ASP) Expertise

o    HealthWeb B2B Internet portal

o    connectivity to critical healthcare stakeholders

Slide 8

Transaction structure
[organization structure]

     IMS Health     TriZetto

Strategic Technologies   The
TriZetto Group Inc.

               RX   TZIX

Slide 9

Transaction structure
[organization structure]

          The TriZetto Group Inc.

        RX             TZIX
        IMS            TriZetto
        CTS            ERISCO

Slide 10

RX & TZIX
equity profile

RX                                   TZIX

EPS Multiple                         Revenue Multiple
Revenue Growth Mid-teens             High Revenue Growth
Operating Margins 30%+               Losses '00/Profit '01
Strong Positive Cash Flow            Cash Consumption
Modest Leverage                      No Leverage

Slide 11

Why does this Merger make sense for IMS HEALTH?

o    Phenomenally accelerates our internet conversion and e-commerce strategy

o    Broadens access to the entire healthcare landscape

o    Allows us to invest significant funds for growth

o    Provides us with access to web technology resources

o Enables developments of new Internet based products and services for our customers

Totally supports our vision to advance world health

Slide 12

     TriZetto Group Company Profile

o Formed in 1997 offering industry-unique ASP open solutions for payers/providers

o    Quoted on NASDAQ as TZIX

o    Corporate HQ in California

o    Connectivity hubs throughout the US

o    720 employees, all based in USA

o    http://www.trizetto.com
     -----------------------

Side 13

     TriZetto Group Business Profile

o The leading healthcare Application Services Provider (ASP) specializing in open solutions, to enable the integration of business functions and transactions on any platform.

o It uses the HealthWeb internet portal to facilitate B2B transactions (eHealth) between payers and providers.

o Its connectivity enables a more efficient and cost effective healthcare system


Slide 14

The Market
$4 trillion global healthcare market

[triangle split in three pieces]

     Providers      Pharma

             Payers

Slide 15

The Challenge
     Costs

[Pie chart]

                    Medical

          Admin

               Pharma

Slide 16

Business Model

[graphic: skyscraper]    Pure    [graphic: skyscraper]
                         B2B

Slide 17

Business Model
Unique customer centric

               Collaborative  [graphic: people working]
               Branding

[graphic:      Open Access
PC screen]     Free Internet
               Participation

               Switzerland    [graphic: mountains]


Slide 18

Business model
Unique customer centric

          Global B2B Portal   [graphic: globe]

[graphic: gave   Strict
                 Privacy
                 Ethics

                          Domain        [graphic; nurse]
                          Expertise



Slide 19

Our business model
     Empowering our customers

[diamond with four circled points]
Pharma
Payers
Providers
Healthcare customers [graphic: woman]

Slide 20

Addressable
Opportunities

[Cube with titles on three sides]

Left:     Information Access & Reporting
          Primary Applications & Services
          Connectivity Infrastructure

Top:      Payors
          Providers
          Pharma

Right:    B2B portal
          Synergy Products
          ASP



Slide 21

Strategy

Transforming data into insight

[Triangle with 3 sections labeled]

     Providers           Pharma
               Payers

     @ THE NEXUS



Slide 22

Strategy
          InfoNet

[various graphics with arrows pointing]

Patient                 Over the             RX             Effective
                        Counter                    Payor    Treatment

                        Doctor
                        Insight           Hospital
                                          Treatment

Decision
Insight

Slide 23

[logo] Healthweb systems
         global B2B portal

[graphic]           Global eBusiness Architecture

Integrated          [graphics]:  Pharma   Patient   Doctor
Payer, Provider and
Pharma Information

eBusiness Content, Services & Applications

[graphics]:  Provider    Government   Member

Localized & multi-lingual equals [graphic: PC computer with Healthweb logo]

Six international flags



Slide 24

[visual display of people)

Vision
Advancing
World Health



Slide 25

Mission

Enabling health ebusinessSM



Slide 26

Transaction
     Financials

ST Spin-off

Discontinued Operations

     Tax Rate

Product Asset Write-offs

Slide 27

TriZetto financial profile

                 1999         Future

Revenue           81          50-70% + Growth Short Term

EBITDA           (26)         Higher Profitability 2001

EBITDA%            0%         20% + By 2002

Doubles TZIX Revenue Base
Accelerates Rapid ASP Top-Line Growth

($Millions)



Slide 28

IMS HEALTH financial profile

                                   Long-Term
                     1999          Growth Rate

Revenue             1,058          14-16%

Operating Income      338          18-20%

Net Income            214          18-20%

Margin                 32%


Growth & Profit Profile Identical to RX Today

($ Millions)



Slide 29

Implementation plan

Rapidly Deploy New InfoNet Products

     [Logo] Healthweb Enable & ASP Erisco

     Cross-Market ASP In Pharma

Web Enable Digital Pharma Assets

     Launch Global B2B Portal

Slide 30

New Products Roadmap
[chart]
Market
Opportunity              Global Portal & Apps
                         Integrated Global Healthcare Information

     Erisco ASP                        Disease Management
     Epharma            eDTC           Genomics
     ASP Pharma         Compliance     Outcomes

     Year 1             Year 2         Year 3



Slide 31

Competitive Advantages

     Pre B2B eHealth Model
Execution

                         Financial Strength

                              Global Distribution

Advanced Technology

          Mission Critical



Slide 32

Critical Success Factors

o    Essential to combine capabilities across the world

o    Ability to web-enable IMS HEALTH

o    Secure existing business

o    New product development and commercialisation

o    Implementation of new sales and marketnig model

Slide 33

What does the Merger mean for our Customers?

o Increased sales and marketing effectiveness greater reach, lower cost converged and integrated media targeted marketing demonstrated Return on Investment

o    Better insights to manage their business

o    Impact on the business increased sales revenue, lower cost better decisions


Slide 34

What happens next?

o Between now and the transaction close, integration teams made up of employees from both companies will:

     o    work on the development of new web-enabled products
     o    determine the structure of the new organization

o Until we receive shareholder and regulatory approval which we need for the transaction to close, IMS HEALTH remains an independent publicly quoted company



Slide 35

How will I be impacted?

o    Instantly become a member of world's premiere e-healthcare corporation

o    Enhanced career opportunities

o    Catapulted into a cutting-edge innovation environment

o Potential to personally benefit as a new company realizes its market valuation

o    Fun associated with creating the first of its kind!

Slide 36

Customer Communications Plan

o    News release has been issued:

     financial press / analysts

     business community

     trade press

o A letter explaining the merger is being sent by IMS HEALTH Regional Presidents to:

     customers

     key prospects

     stakeholders

     partners

     key suppliers



Slide 37

Customer Communications Plan

o    Local follow-up country letters will be sent to

     customers

     key prospects

     local partners

     local suppliers

o Sales and customer account teams will contact customers immediately to arrange meetings and provide details on the integration of activities

Slide 38

Customer Communications Plan

Sales and Customer Account teams

o    refer to the Q & A sheet when responding to customer queries

o    familiarize  yourself with this information

o    briefing  presentation is provided

o    talking points for key clients are provided

o    refer to any questions you cannot answer to your manager



Slide 39

Customer Communications - what happens this week?

o    You can expect clients to start calling today - be ready!

o    Appointments must be made with key clients / prospects

o    All clients / key prospects should be pro-actively called this week

o All key clients / prospects / partners / suppliers must be visited within the next 2 weeks



Slide 40

What should I do if I receive a call from a client?

o    Check and record the identity of the caller before making an comment

o If the customer wants to talk about the merger refer the call to the most senior manager available (rosta list)

o Do not speculate on "what-ifs" with clients. It is important they understand the benefits to them of the merger

o    Callers must receive a positive message



Slide 41

What should I do if I receive a call from the media or other outside entities? (e.g. analysts or competitors)

o Do not answer any questions or speculate with the media or non-customer entities

o    Refer the call to Michael Gury:

     Tel:  +44 (0)171 393 5864



Slide 42

Keep your Eye on the Ball!

o    Stay focussed on "Business-as-usual"

o Our first priority is to keep our customers on side and our prospects flowing

o    Integration teams will handle the transition and keep you informed

o    Focus on achieving your year-end objectives



Slide 43

Opportunities like this are all too rare....

o    We have an opportunity to create the future

o    We now have permission to invest in our technology and products

o    We have the capability to change dramatically our business model

                      {large downward arrow]

We can now unleash the full potential of our Company



Slide 44

     Webcast

o A conference call with the IMS HEALTH and TriZetto executive management teams will be webcast TODAY at 3:00 pm

o    This webcast will be shown on a large screen on 5th floor of Harewood
     Avenue

o    All welcome

THIS RELEASE MAY CONTAIN FORWARD-LOOKING INFORMATION (STATEMENTS THAT ARE NOT HISTORICAL FACTS AND RELATE TO FUTURE PERFORMANCE) THAT INVOLVES RISKS AND UNCERTAINTIES. THE FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS MAY INCLUDE STATEMENTS ABOUT FUTURE NET REVENUES, PROFITS, AND FINANCIAL RESULTS, THE MARKET FOR TRIZETTO'S SERVICES, FUTURE SERVICE OFFERINGS, CLIENT AND PARTNER RELATIONSHIPS, AND TRIZETTO'S OPERATIONAL CAPABILITIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE STATED IN ANY FORWARD-LOOKING STATEMENTS BASED ON A NUMBER OF FACTORS, INCLUDING THE EFFECTIVENESS OF TRIZETTO'S IMPLEMENTATION OF ITS BUSINESS PLAN, THE MARKET'S ACCEPTANCE OF TRIZETTO'S SERVICES, RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH, RELIANCE ON THIRD PARTIES TO SUPPLY KEY COMPONENTS OF TRIZETTO'S SERVICES, ATTRACTION AND RETENTION OF EMPLOYEES, VARIABILITY OF QUARTERLY OPERATING RESULTS, INCLUDING THE EFFECTS OF THE CLIENT PURCHASING PATTERNS DUE TO YEAR 2000 ISSUES, COMPETITIVE FACTORS, RISKS ASSOCIATED WITH ACQUISITIONS, CHANGES IN DEMAND FOR THIRD PARTY PRODUCTS OR SOLUTIONS, WHICH FORM THE BASIS OF TRIZETTO'S SERVICE OFFERINGS, AND RISKS ASSOCIATED WITH RAPIDLY CHANGING TECHNOLOGY, AS WELL AS THE RISKS IDENTIFIED IN TRIZETTO'S SEC FILINGS, INCLUDING INFORMATION UNDER THE HEADING OF RISK FACTORS IN ITS FORM S-1 FILED IN OCTOBER 1999.

THIS RELEASE INCLUDES STATEMENTS WHICH MAY CONSTITUTE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALTHOUGH IMS HEALTH BELIEVES THE EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE CORRECT. THIS INFORMATION MAY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OF IMS HEALTH TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO (i) THE RISKS ASSOCIATED WITH OPERATING ON A GLOBAL BASIS, INCLUDING FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES RELATIVE TO THE U.S. DOLLAR, AND THE ABILITY TO SUCCESSFULLY HEDGE SUCH RISKS, (ii) TO THE EXTENT IMS HEALTH SEEKS GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES, THE ABILITY TO IDENTIFY, CONSUMMATE AND INTEGRATE ACQUISITIONS AND VENTURES ON SATISFACTORY TERMS, (iii) THE ABILITY TO DEVELOP NEW OR ADVANCED TECHNOLOGIES AND SYSTEMS FOR ITS BUSINESSES ON TIME AND ON A COST-EFFECTIVE BASIS, (iv) REGULATORY, LEGISLATIVE AND ENFORCEMENT INITIATIVES, PARTICULARLY IN THE AREAS OF MEDICAL PRIVACY AND TAX, AND (v) DETERIORATION IN ECONOMIC CONDITIONS, PARTICULARLY IN THE PHARMACEUTICAL, HEALTHCARE OR OTHER INDUSTRIES IN WHICH IMS HEALTH'S CUSTOMERS OPERATE. ADDITIONAL INFORMATION ON FACTORS THAT MAY AFFECT THE BUSINESS AND FINANCIAL RESULTS OF THE COMPANY CAN BE FOUND IN FILINGS OF THE COMPANY MADE FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMS Health Incorporated ("IMS") and The TriZetto Group, Inc. ("TriZetto") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC") in connection with the Merger, and IMS and TriZetto expect to mail a Joint Proxy Statement/Prospectus to stockholders of IMS and TriZetto containing information about the Merger. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about IMS, TriZetto, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention:
Investor Relations, telephone: 203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA 92660, attention: Investor Relations, telephone: (949) 219-2200. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, IMS and TriZetto file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by IMS or TriZetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IMS's and TriZetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

         IMS, its directors, executive officers and certain other members of management and employees may be soliciting proxies from IMS stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.